News release
For immediate publication

ART ANNOUNCES ISO 13485:2003 CERTIFICATION

Certification to ISO Standard for medical device manufacturers demonstrates ART’s commitment to consistently meet customer and regulatory requirements.

Montreal, Canada, July 19, 2005 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today that the Company’s management system has been certified to ISO 13485:2003. The Quality Management Institute (QMI), a division of the CSA Group, acted as independent third party registrar for the general audit and certification of ART’s quality management system.

ISO 13485 is the international quality management standard for designers and manufacturers of medical devices and related services, and is harmonized with the U.S. FDA’s good manufacturing practices. ART has actively pursued this certification as part of an ongoing commitment to achieve compliance with regulatory requirements in response to the needs of the medical community at a global level.

Commenting on the certification, Micheline Bouchard, President and CEO of ART, stated: “ART has taken a global and proactive approach to satisfy the requirements for all of the major regulatory bodies. Obtaining ISO 13485 certification is a clear statement of our employees’ and the Company’s commitment to serve our customers and partners consistently with high quality products and services as is expected from a medical device company.”

“Our ISO 13485 certification is the result of the conscientious work performed by the entire ART organization. Our employees have enthusiastically embraced the values of quality with the goal of meeting customer and regulatory requirements, and consistently producing conforming products,” added Mr. Warren Baker, Chief Operating Officer of ART.

ART has also succeeded in maintaining its ISO 9001:2000 certification, which was first obtained in July 2004. The ISO 9001:2000 and ISO 13485 certifications give ART the ability not only to meet customer and regulatory requirements but also to enhance organizational performance.

ISO (International Organization for Standardization) is the world’s largest developer of standards that contribute to making the development, manufacturing and supply of products and services more efficient, safer and cleaner. ISO standards also serve to safeguard consumers, and users in general, of products and services.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Sébastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777
www.art.ca